Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

July 17, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on July 17, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

July 17, 2025

SCHEDULE “A”

DIGI POWER X ACQUIRES SUPERMICRO NVIDIA B200 SYSTEMS TO LAUNCH TIER 3 NEOCLOUD AI INFRASTRUCTURE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – July 17, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (NASDAQ: DGXX / TSXV: DGX), a next-generation AI and digital infrastructure company, today announced the execution of a definitive purchase order with Super Micro Computer, Inc. (“Supermicro”) (NASDAQ: SMCI) to supply NVIDIA B200-powered systems for the launch of NeoCloud, Digi Power X’s Tier 3 modular artificial intelligence (“AI”) infrastructure platform.

The Supermicro systems, pre-qualified for NVIDIA’s new Blackwell B200 GPUs, will be deployed inside Digi Power X’s proprietary ARMS 200 (AI-Ready Modular Solution) pods. The first live deployment will take place at the Company’s Alabama site, with operations set to begin in the fourth quarter of 2025.

“This marks a defining moment in our journey,” said Michel Amar, CEO of Digi Power X. “With Supermicro’s advanced B200 systems, we are now taking the steps to transition from infrastructure buildout to revenue generation. Our goal is to deliver Tier 3 AI-ready capacity equipped with the world’s most powerful GPUs for the generative AI era.”

AI Revenue Infrastructure Now Underway

Each megawatt (“MW”) of Digi Power X’s Tier 3 AI infrastructure is expected to generate significant recurring revenue through high-performance GPU cloud rentals across platforms such as Digi Power X’s NeoCloud portal.

“We are looking to finance growth with non-dilutive debt, backed by platform-driven AI compute revenue,” added Mr. Amar. “Our model is designed to deliver predictable cash flow, strong margins, and full equity retention for shareholders with a sub-three-year payback.”

Path to 55MW Tier 3 AI Deployment

Digi Power X is also advancing the design of the ARMS 300 platform, optimized for NVIDIA’s next-generation B300 chips. The Company’s 2026–2027 roadmap includes the development of 55MW of Tier 3 AI infrastructure.

First Mover Advantage in the AI Infrastructure Boom

Digi Power X is positioning itself to be among the first U.S. public companies to deploy and monetize NVIDIA’s Blackwell architecture at cloud scale. Supermicro’s thermally efficient rack systems will serve as the foundation of Digi Power X’s Tier 3 modular deployments.

Following Alabama, additional ARMS 200 deployments are planned for Digi Power X’s Upstate New York sites.

About Digi Power X

Digi Power X (NASDAQ: DGXX / TSXV: DGX), is a vertically integrated AI and energy infrastructure company. Digi Power X designs and deploys modular Tier 3 data centers through its ARMS (AI-Ready Modular Solution) platform and offers enterprise-grade GPU compute through its NeoCloud portal, leveraging advanced NVIDIA GPU technology and secured energy infrastructure.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Follow us on X: @DigipowerX

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning deployment of the NVIDIA Blackwell 200 GPUs and the timing for and impact of that deployment, potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company, or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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